Exhibit (a)(5)(E)

Joint Press Release

Steinway Announces Early Termination of HSR Waiting Period and German

Antitrust and Merger Control Clearance

WALTHAM, MA — July 23, 2013 — Steinway Musical Instruments, Inc. (the “Company”) (NYSE: LVB), a global leader in the design, manufacture, marketing and distribution of high quality musical instruments, today announced that the Federal Trade Commission (the “FTC”) has granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), relating to the previously announced proposed acquisition (the “Acquisition”) of all outstanding shares of common stock of the Company by KSTW Acquisition, Inc. (“Purchaser”), an affiliate of Kohlberg & Company, L.L.C. (“Kohlberg”), a leading private equity firm. The Company has also received written notification from Germany’s Federal Cartel Office that the Acquisition has been cleared to proceed. Accordingly, the condition to the closing of the Acquisition with respect to the expiration of the applicable waiting periods under the HSR Act and approval by Germany’s Federal Cartel Office has been satisfied.

As previously disclosed, on July 15, 2013, Purchaser commenced a cash tender offer to acquire all of the outstanding shares of the Company’s common stock. Upon the successful closing of the tender offer, stockholders of the Company who tender their shares in the tender offer will receive $35.00 per share, in cash, payable without interest and less any applicable withholding taxes. The tender offer is being made pursuant to an offer to purchase and a related letter of transmittal, each dated July 15, 2013, and a merger agreement entered into on June 30, 2013 by and among the Company, KSTW Holdings, Inc. (“Parent”) and Purchaser. Pursuant to the merger agreement, after completion of the tender offer and the satisfaction or waiver of all conditions, Purchaser will merge with and into the Company and all outstanding shares of the Company’s common stock, other than shares held by Parent, Purchaser or the Company or its subsidiaries or shares held by the Company’s stockholders who validly exercise appraisal rights under Delaware law, will be converted into the right to receive $35.00 per share, in cash, payable without interest and less any applicable withholding taxes.

The tender offer will expire at 11:59 p.m., New York City, time on August 21, 2013, unless extended in accordance with the terms of the merger agreement and the applicable rules and regulations of the Securities and Exchange Commission (the “SEC”). The completion of the tender offer remains subject to certain conditions as described in the tender offer statement on Schedule TO filed by Parent, Purchaser and an affiliate of Kohlberg with the SEC on June 15, 2013.

About Steinway Musical Instruments, Inc.

Steinway Musical Instruments, Inc., through its Steinway and Conn-Selmer divisions, is a global leader in the design, manufacture, marketing and distribution of high quality musical instruments. These products include Bach Stradivarius trumpets, Selmer Paris saxophones, C.G. Conn French horns, Leblanc clarinets, King trombones, Ludwig snare drums and Steinway & Sons pianos. Through its online music retailer, ArkivMusic, the Company also produces and distributes classical music recordings. For more information about Steinway Musical Instruments, Inc. please visit the Company’s website at www.steinwaymusical.com.

About Kohlberg & Company

Kohlberg & Company, L.L.C. is a leading private equity firm headquartered in Mount Kisco, New York. Since its inception in 1987, Kohlberg has completed 60 platform investments and more than 100 add-on acquisitions, with aggregate transaction value in excess of $9 billion. Kohlberg has invested over $3 billion of equity capital over its history and is currently investing its seventh private equity fund, Kohlberg Investors VII. For more information, visit www.kohlberg.com.

Notice to Investors

This press release is neither an offer to purchase nor a solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of the Company common stock has been made pursuant to a tender offer statement on Schedule TO, containing an offer to purchase and related tender offer documents, filed by Purchaser and certain of its affiliates with the SEC on July 15, 2013. The Company filed a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer with the SEC on July 15, 2013. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement contain important information that should be read carefully before making any decision to tender securities in the tender offer. These materials will be made available to the Company’s stockholders at no expense to them and may also be obtained by contacting the Company’s Investor Relations Department at 800 South Street, Suite 305, Waltham, Massachusetts 02453, telephone number (781) 894-9770 or ir@steinwaymusical.com. All of these materials (and all other tender offer documents filed with the SEC) will also be made available at no charge at the SEC’s website (www.sec.gov).

Cautionary Notice Regarding Forward-Looking Statements

This press release contains forward-looking statements with respect to the tender offer and related transactions, including the benefits expected from the acquisition and the expected timing of the completion of the transaction. When used in this press release, the words “can,” “will,” “intends,” “expects,” “is expected,” similar expressions and any other statements that are not historical facts are intended to identify those assertions as forward-looking statements. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including uncertainties regarding the timing of the closing of the transaction, uncertainties as to the number of stockholders of the Company who may tender their stock in the tender offer, the possibility that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, and general economic and business conditions. The Company does not assume any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Factors that could cause actual results of the tender offer to differ materially include the following: the risk of failing to obtain any regulatory approvals or satisfy conditions to the transaction, the risk that Kohlberg is unable to obtain adequate financing, the risk that the transaction will not close or that closing will be delayed, the risk that the Company’s businesses will suffer due to uncertainty related to the transaction, the competitive environment in our industry and competitive responses to the transaction as well as risk factors set forth above. Further information on factors that could affect the Company’s financial results is provided in documents filed by the Company with the SEC, including the Company’s recent filings on Form 10-Q and Form 10-K.

Company Contact:	Investor Relations Contact:
Julie A. Theriault	Harriet Fried/Jody Burfening
Steinway Musical Instruments, Inc.	LHA
(781) 894-9770	(212) 838-3777
ir@steinwaymusical.com	hfried@lhai.com